UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Smith & Wesson Holding Corp
(Name of Issuer)

Common Stock, $0.01 par value per share
(Title of Class of Securities)

831756101
(CUSIP Number)

September 22, 2008
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:
       [X]	Rule 13d-1(b)
       [ ]	Rule 13d-1(c)
       [ ]	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be 'filed' for the purpose of Section 18 of the Securities Exchange Act of 1934 ('Act') or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP No. 831756101
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1. Names of Reporting Persons.

Barclays PLC

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2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a) [ ]
(b) [ ]

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3. SEC Use Only

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4. Citizenship or Place of Organization

England

				5. Sole Voting Power
Number of 				1,346,616
Shares 				------------------------------
Beneficially 			6. Shared Voting Power
Owned by Each 				-0-
Reporting 			------------------------------
Person With:			7. Sole Dispositive Power
					1,346,616
				------------------------------
				8. Shared Dispositive Power
					-0-

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9. Aggregate Amount Beneficially Owned by Each Reporting Person

1,346,616

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10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares
			(See Instructions)  [ ]

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11. Percent of Class Represented by Amount in Row (9)

2.86%
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12. Type of Reporting Person (See Instructions)

HC

*Barclays Bank PLC is a foreign bank not meeting the definition of 'bank' for purpose of section 3 (a)(6) of the Securities Exchange Act of 1934.
--------------------------------------------------------------------------------
 Item 1.

(a) Name of Issuer: Smith & Wesson Holding Corp

(b) Address of Issuer's Principal Executive Offices:
2100 Roosevelt Avenue
Springfield
MA 01104

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Item 2.

(a) Name of Person Filing:   Barclays PLC

(b) Address of Principal Business Office or, if none, Residence:
						1 Churchill Place,
                                                London, E14 5HP, England

(c) Citizenship:   England

(d) Title of Class of Securities:   Common Stock, $0.01 par value per share

(e) CUSIP Number: 831756101

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Item 3.	If this statement is filed pursuant to Sub-Section 240.13d-1
	(b) or 240.13d-2(b)
	or (c), check whether the person filing is a:

(a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
(b) [ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
(c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
(d) [ ] Investment company registered under section 8 of the Investment
        Company Act of 1940 (15 U.S.C. 80a-8);
(e) [ ] An investment adviser in accordance with Sub-Section 240.13d-1(b)(1)(ii)(E);
(f) [ ] An employee benefit plan or endowment fund in accordance with Sub-Section 240.13d-1(b)(1)(ii)(F);
(g) [X] A parent holding company or control person in accordance with Sub-Section 240.13d-1(b)(1)(ii)(G);
(h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j) [ ] Group, in accordance with Sub-Section 240.13d-1(b)(1)(ii)(J).

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Item 4.	Ownership.
       Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in
	 Item 1.

(a) Amount beneficially owned: 1,346,616

(b) Percent of class: 2.86%

(c) Number of shares as to which the person has:

	(i)    Sole power to vote or to direct the vote: 1,346,616
	(ii)   Shared power to vote or to direct the vote: -0-.
	(iii)  Sole power to dispose or to direct the disposition of: 1,346,616
	(iv)   Shared power to dispose or to direct the disposition of: -0-.
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Item 5.	Ownership of Five Percent or Less of a Class.

 	If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following .

[ x ]
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Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

		Not Applicable.
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Item 7.	Identification and Classification of the Subsidiary Which Acquired the
		Security Being Reported on By the Parent Holding Company.

		See Exhibit A.
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Item 8.	Identification and Classification of Members of the Group.

		Not Applicable.
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Item 9.	Notice of Dissolution of Group.

		Not Applicable.
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Item 10.	Certification.

		By signing below I certify that, to the best of my knowledge and belief,
		the securities referred to above were not acquired and are not held for
		the purpose of or with the effect of changing or influencing the control
		of the issuer of the securities and were not acquired and are not held
		in connection with or as a participant in any transaction having that
		purpose or effect.

SIGNATURE

		After reasonable inquiry and to the best of my knowledge and belief,
		I certify that the information set forth in this statement is true,
		complete and correct.

		Dated: October 29,2008
		By : Darrell King
		Title: Head of Compliance Operations

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INDEX TO EXHIBITS

Exhibit No. 	Exhibit
A			Item 7 Information

EXHIBIT A

	The Schedule 13G to which this attachment is appended is filed by Barclays PLC on behalf of itself and the following subsidiaries:


Barclays Capital Inc (Broker Dealer registered under section 15 of the Act)



EXHIBIT B

JOINT FILING AGREEMENT
The undersigned hereby agree that the Statement on Schedule 13G filed herewith (and any amendments thereto), is being filed jointly with the Securities and Exchange Commission pursuant to Rule 13d-1(k) (1) under the Securities Exchange Act of 1934, as amended, on behalf of each such person.


Dated: October 29, 2008



BARCLAYS PLC
By:
Name: Darrell King
Title: Head of Compliance Operations




BARCLAYS CAPITAL INC
By:
Name: Darrell King
Title: Head of Compliance Operations